                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of [March], 2004

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F (X)             No  Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes ( )                 No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.





           The registrant files with the Korea Securities Exchange the notice dated March 2, 2004. Attached is English language version of the notice.

The following table sets forth the resolution of BOD of the 13th Annual Meeting of Mirae Corporation.

---------------------------------------------------------------------------------------------
1. The Date of Decision                       March 2, 2004
   (by Board of Directors)
---------------------------------------------------------------------------------------------
    -- Attendance of Independent              Yes: 3
       Directors                              No: 0
---------------------------------------------------------------------------------------------
    -- Attendance of Auditor                  No

---------------------------------------------------------------------------------------------
2. The Purpose of Board of                    To approve The Date & Agenda
   Directors' Meeting                         of The 13th Annual Meeting
---------------------------------------------------------------------------------------------
3. Date of The 13th Annual Meeting            9:00 a.m. on March 19, 2004

---------------------------------------------------------------------------------------------
4. Place of The 13th Annual Meeting           Conference Room of Headquarters
                                              9-2 Cha-am Dong, Chun-an City,
                                              Choong-nam, Republic of Korea

---------------------------------------------------------------------------------------------
5. Agenda                                     o Report:
                                              Report on Business and Audit
                                              Results
                                              -----------------------------------------------
                                              o  Agenda:
                                              1) Approval of Balance Sheet, Income Statement
                                                 and Statement of appropriations of retained
                                                 earnings for the Fiscal Year 2003
                                              2) Approval of selective amendments to the
                                                 Articles of Incorporation
                                              3) Approval of Appointment of New Director
                                              4) Approval of Director's remuneration Ceiling
                                              5) Approval of management's severance payment
                                                 Plan
                                              6) Approval of Grant of Stock Options

---------------------------------------------------------------------------------------------
6. Resolutions of Board of Directors          Approved as proposed

---------------------------------------------------------------------------------------------
7. Others                                     --

---------------------------------------------------------------------------------------------

The following table sets forth the summary of approval of Stock Option Plan.

---------------------------------------------------------------------------------------------
1. Grantees                                   6 persons

---------------------------------------------------------------------------------------------
2. Method of Grant                            Issuing of New Stock or Exchange
                                              of Treasury Stock
---------------------------------------------------------------------------------------------
3. Exercise Price                             --

----------------------------------- ---------------------------------------------------------
4. Exercise Period                            Beginning Date          March 20, 2006

                                              -----------------------------------------------
                                              Expiration Date         March 19, 2011

---------------------------------------------------------------------------------------------
5. Granted Shares                             Common shares           1,350,000

                                              -----------------------------------------------
                                              Preferred shares        --

---------------------------------------------------------------------------------------------
6. Modification of                            In case of capital increase, stock dividend,
   Exercise Price                             capitalization of reserves and stock split, an
                                              exercise price and quantity of stock option
                                              might be modified in accordance with the
                                              contract of stock option plan
---------------------------------------------------------------------------------------------
7. Total Stock Option Granted                 Total Grantees          141 persons

                                              -----------------------------------------------
                                              Total Shares Granted    8,095,755 Common shares

---------------------------------------------------------------------------------------------
8. The Date of The 13th                       9:00 a.m. on March 19, 2004
   Annual Meeting
----------------------------------- ---------------------------------------------------------
9. The Place of The 13th                      Conference Room of Headquarters
   Annual Meeting                             9-2 Cha-am Dong, Chun-an City,
                                              Choong-nam, Republic of Korea
---------------------------------------------------------------------------------------------
10. The Date of Decision                      March 2, 2004
    (by Board of Directors)
---------------------------------------------------------------------------------------------
   -- Attendance of                           Yes: 3
      Independent Directors                   No: 0
---------------------------------------------------------------------------------------------
   -- Attendance of Auditor                   No

---------------------------------------------------------------------------------------------
11. Others                                    1) This plan might be changed in accordance
                                                 with the resolution of the 13th Annual
                                                 Meeting.
                                              2) The above No. 3, Exercise price, will be
                                                 determined and modified by Securities
                                                 Exchange Act of Korea.
                                              3) The method of stock option, issuing new
                                                 stock or exchange of treasury stock is
                                                 decided at BOD.

---------------------------------------------------------------------------------------------

The following table sets forth the addendum of business of Mirae Corporation.

---------------------------------------------------------------------------------------------
1. Summary of Changes                         Additional    1) Development of display related
                                              Business         products
                                                            2) Development of lighting
                                                               related products

---------------------------------------------------------------------------------------------
2. The Reason of Changes                      To Add New Business

---------------------------------------------------------------------------------------------
3. The Date of Decision                       March 2, 2004
   (by Board of Directors)

---------------------------------------------------------------------------------------------
   -- Attendance of                           Yes: 3
      Independent Directors                   No: 0
---------------------------------------------------------------------------------------------
   -- Attendance of Auditor                   No

---------------------------------------------------------------------------------------------
4. The Date of The 13th                       March 19, 2004
   Annual Meeting
---------------------------------- ----------------------------------------------------------
5. The permission of related authoritative

---------------------------------------------------------------------------------------------
6. Others.                                    -

---------------------------------------------------------------------------------------------

The following table sets forth the details of disposal of shareholding in Mobens Co., Ltd.

---------------------------------------------------------------------------------------------
1. Subject           Company Name             Mobens Co., Ltd.
   Company
                     ------------------------------------------------------------------------
                     CEO                      Jong-Jae Kim

                     -------------------------------- ---------------------------------------
                     Relation to the          Unrelated
                     Company
---------------------------------------------------------------------------------------------
                     Capital                  3,314,125,000 won

                     ------------------------------------------------------------------------
                     Issued shares            6,628,250 shares

                     ------------------------------------------------------------------------
                     Core Business            Instrumental Equipment &
                                              related components
                     ------------------------------------------------------------------------
                     Address                  104-3 Moonji Dong, Useong Gu, Daejeon City,
                                              Republic of Korea
---------------------------------------------------------------------------------------------
2. Summary           Total Amount             500,000,000 won
   Of Disposal
---------------------------------------------------------------------------------------------
                     Total Disposal Shares    1,000,000 common shares

---------------------------------------------------------------------------------------------
                     Total shares owned       -
                     after Disposal
---------------------------------------------------------------------------------------------
                     Ratio of shareholding    -
                     After Disposal
---------------------------------------------------------------------------------------------
                     Target date of           -
                     Disposal
---------------------------------------------------------------------------------------------
3. Purpose of Disposal                        A part of corporate reorganization in order to
                                              enhance Mirae's core business

---------------------------------------------------------------------------------------------
4. Accumulated Disposal Amount                500,000,000 won

---------------------------------------------------------------------------------------------
   -- Ratio to Capital                        2.79%

---------------------------------------------------------------------------------------------
5. Date of Decision                           March 2, 2004
   (by Board of Directors)
---------------------------------------------------------------------------------------------
   -- Attendance of Independent               Yes: 3
      Directors                                No: 0
---------------------------------------------------------------------------------------------
   -- Attendance of Auditor                   No

---------------------------------------------------------------------------------------------
6. Infringement of Fare Trade Rules           No

---------------------------------------------------------------------------------------------
7. Total Assets                               201,038,942,439 won
   (As of December 31, 2003)
---------------------------------------------------------------------------------------------
8. Others                                     - Target date of Disposal will be determined
                                              - Total assets will be modified in
                                                accordance with the result of auditing.

---------------------------------------------------------------------------------------------
* Related disclosure date                     November 22, 2002

---------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2004




By  /s/ MiRi Chung
    -----------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team